                                  SendTec, Inc.
                         877 Executive Center Drive West
                                    Suite 300
                          St. Petersburg, Florida 33702

                                October 25, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street NE
Washington, DC 20549
Attn: Larry Spirgel

         RE:  SendTec, Inc.
              Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A
              Filed October 17, 2006
              File No. 0-51702

Ladies and Gentlemen:

         In connection with filing the Definitive Proxy Statement on Schedule
14A of SendTec, Inc. (the "Company"), the Company hereby acknowledges that:

         o   the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         o   staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission
             (the "SEC") from taking any action with respect to the filing; and

         o   the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws of the United States.

                                Very truly yours,

                                /s/ Paul Soltoff
                                Paul Soltoff
                                Chief Executive Officer